April 22, 2025

VIA EDGAR TRANSMISSION

Kathleen Collins
Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

    Re:    Symbotic Inc.
        Form 10-K for the Fiscal Year Ended September 28, 2024 (“Form 10-K”)
        File No. 001-37883

Dear Ms. Collins:

This letter responds to the comment set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated April 3, 2025 (the “Comment Letter”) relating to the Form 10-K filed by Symbotic Inc. (the “Company” or “Symbotic”) on December 4, 2024.

To assist your review, set forth below in bold is the comment of the Staff contained in the Comment Letter and immediately below the comment is the response of the Company with respect thereto. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Form 10-K.

Form 10-K for the Fiscal Year Ended September 28, 2024

Note 3. Restatement of Previously Issued Unaudited Condensed Consolidated Financial
Statements (Unaudited), page 88

1.    We note you restated the financial statements for the quarters ended December 31, 2023, March 31, 2024 and June 30, 2024 due to errors related to the timing of milestone achievements and cost overruns. Please describe further the facts and circumstances surrounding these errors. Clarify whether these errors relate to a specific customer agreement and if so, provide us with details of such agreement (i.e. customer name, agreement date, term, amount, etc.). Also, explain in detail how you determined that the errors were limited to fiscal 2024 such that prior period financial statements were not impacted. In this regard, it appears revenue from arrangements entered into prior to fiscal 2024 were also accounted for using a cost-to-cost measure of progress.

Response to Comment 1

Symbotic Inc. 200 Research Drive | Wilmington, MA 01887 Phone 978-284-2800 | www.symbotic.com

As described in Note 3 to the Form 10-K, Restatement of Previously Issued Unaudited Condensed Consolidated Financial Statements, the Company’s unaudited condensed consolidated financial statements as of and for the fiscal quarters ended December 30, 2023, March 30, 2024, and June 29, 2024 have been restated as a result of errors relating to the receipt of goods and services and related to cost overruns on certain deployments that are not billable.
Revenue Recognition Policy of the Company
The Company recognizes system revenue upon transfer of control of promised goods or services to a customer in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. System revenue is recognized over time based on an input method, using a cost-to-cost measure of progress. Under this method, system revenue is recorded based on the ratio of costs incurred over total estimated contract costs. This method reflects the transfer of a system to the customer because the costs incurred represent the Company’s inputs towards satisfying the performance obligation.
Error #1 – Timing of Expensing of Costs Upon Receipt of Goods and Services from Milestone Vendors
As noted above, system revenue is recognized over time utilizing a ratio of costs incurred over the total estimated contract costs. One of the components of system costs is customized equipment built to specifications by third-party vendors. These vendors are paid based on the completion of certain milestones as outlined in their contracts with the Company. In determining the costs incurred on a project, the Company determines if vendor milestones have been achieved for the goods and services that the vendor is providing to the Company. When these vendors achieve milestones that faithfully represent progress on their delivery of goods and services, the Company expenses the cost for the project. Vendor milestones achieved effectively represent actual costs incurred.
Initially, during the fourth quarter of fiscal year 2024 and as the Company was reviewing interim periods and business processes in preparing its full year financial statements, including a review of reports available through the Company’s new enterprise resource planning (“ERP”) system used in the execution of certain controls, the Company identified occurrences during fiscal year 2024 where costs were expensed before they were incurred because goods and services relating to specific milestone achievements by vendors were expensed prior to the time that the corresponding milestones were achieved. This resulted in the acceleration of the recognition of system costs which accelerated the cost-to-cost measure of progress, which is a key input into the revenue recognition calculation. Given that the Company recognizes revenue on a percentage of completion basis, this also resulted in the acceleration of recognition of revenue in the second and third quarters of fiscal year 2024.
The errors described above relating to the acceleration of the expensing of goods and services related to revenue from all customers that had on-going system revenue during the applicable periods. These errors occurred following a change in process for the receipt of goods in connection with the Company’s transition to a new ERP system at the end of the first quarter in

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fiscal year 2024. The new ERP system was implemented to require an increased level of detail and documentation in connection with the receipt of goods and services. And when the new ERP system was implemented, the Company also increased the number and decentralized the persons responsible for receiving goods and services. Once the new ERP system was implemented, those responsible for receiving goods and services had to draw conclusions as to the achievement of the milestones required for receipt, and certain of those conclusions were incorrect, leading to instances of goods and services being expensed prior to the time the corresponding milestones by the vendors were achieved. The Company determined that these errors were limited to the identified interim periods of fiscal year 2024 during which the new ERP system was utilized and not to prior periods when the receipt of goods was processed under the Company’s legacy system. This determination was confirmed by Company management during the error assessment process.
Error #2 – Cost Overruns in Excess of Not-to-Exceed Ceilings
Subsequently, as disclosed by the Company on November 27, 2024 in its Current Report on Form 8-K/A, on November 25, 2024, the Company identified errors in its revenue recognition related to cost overruns that were not billable to the customer on certain deployments. Specifically, projects for one customer, Walmart, are structured either (a) as project cost and labor plus a fixed capital mark-up payment or (b) under what is referred to as a “not-to-exceed” ceiling for project cost and labor plus a fixed capital mark-up payment. For the projects with a “not-to-exceed” ceiling, the ceiling for the project is established when the statement of work for the project is signed. For these projects, costs below the ceiling are reimbursable by the customer and costs in excess of the ceiling are not reimbursable. The Company identified instances of projects with a “not-to-exceed” ceiling where costs in excess of the “not-to-exceed” ceiling had been included as amounts that would be billable to the customer and therefore included in the revenue available for recognition under our revenue policy described above, even though the excess amounts were not billed to the customer. This resulted in an overstatement of revenue for the second, third and fourth quarters of fiscal year 2024.
As noted above, the errors in the Company’s revenue recognition related to cost overruns that are not billable related to certain projects for one customer, Walmart. As described on page 12 of the Form 10-K, the Company has worked with Walmart since 2015 and entered into a Master Automation Agreement with Walmart in 2017 to implement the Company’s system in 25 of Walmart’s 42 regional distribution centers. The Company amended and restated the Master Automation Agreement on May 20, 2022 (“Walmart MAA”) to implement its system in all of Walmart’s 42 regional distribution centers. The Walmart MAA is filed as Exhibit 10.14 to the Form 10-K.
For each system under the Walmart MAA, Walmart pays Symbotic:
•the cost of implementation, including the cost of material and labor, plus a specified net profit amount, subject in certain cases to a capped cost amount (i.e., a “not-to-exceed” ceiling);

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•for software maintenance and support for a minimum of 15 years following preliminary acceptance of the system and with annual renewals thereafter; and
•for spare parts.
The initial term of the Walmart MAA expires on May 20, 2034, with annual renewals of the term thereafter. At any time, either party may terminate the Walmart MAA in the event of insolvency of the other party or a material breach of the other party that has not been cured. Walmart may also terminate the Walmart MAA at any time if Symbotic fails to meet certain performance standards or undergoes certain change of control transactions. The potential revenue from the contract when it was executed was $11.5 billion.
The Company confirms that revenue from all of its projects, including those entered into prior to fiscal year 2024, have been accounted for using “over time revenue recognition” based on an input method, using a cost-to-cost measure of progress. The Company determined that the errors relating to the cost overruns that are not billable on certain deployments were limited to fiscal year 2024 because the projects with Walmart with such “not-to-exceed” ceilings were only first entered into during fiscal year 2023, during which such projects had a low percentage of completion and had not experienced cost overruns. The capped cost amounts on such projects were not exceeded until the second quarter of fiscal year 2024.
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We appreciate the opportunity to respond to your comments. If you have further comments or questions, please do not hesitate to contact Robert W. Downes at (212) 558-4312 or at downesr@sullcrom.com.

Sincerely,

/s/ Carol Hibbard

Carol Hibbard
Chief Financial Officer

cc:    Corey Dufresne
    SVP & General Counsel

    Robert W. Downes
    Matthew B. Goodman
    (Sullivan & Cromwell LLP).

www.symbotic.com